Exhibit 99.1

NEWS RELEASE Tuesday, September 14, 2004	ALGOMA STEEL INC. 105 West Street Sault Ste. Marie, Ontario, Canada P6A 7B4 TSE Symbol: AGA

ALGOMA STEEL INC. PROVIDES UPDATE ON
 PLANNED BLAST FURNACE OUTAGE

SAULT STE. MARIE, ONTARIO - Algoma Steel Inc. today announced that preliminary results from its review of the condition of its No. 7 Blast Furnace indicate that the 35-day maintenance outage scheduled for mid-2005 can be deferred to 2006 or later. The review, which is being supported by international engineering firms, is expected to be fully complete by early November.

Algoma Steel Inc. is an integrated steel producer based in Sault Ste. Marie, Ontario. Revenues are derived primarily from the manufacture and sale of rolled steel products including hot and cold rolled sheet and plate.

Company Contact:

Glen Manchester
Vice President, Finance and Chief Financial Officer
(705) 945-2470